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                                                                  Exhibit 21.1

                         Subsidiaries of the Registrant

The following is a list of subsidiaries of Pac-West Telecomm, Inc. (the "Company"). The common stock of all the corporations listed below are wholly owned, directly or indirectly, by the Company. If indented, the corporation is a wholly-owned subsidiary of the corporation under which it is listed.

       Name of Subsidiary                Jurisdiction of Incorporation
       ------------------                -----------------------------

       INET, Mexico                      Mexico

       Installnet, Inc.                  California

       U.S. Net Solutions, Inc.          California